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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

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                                                       SEC FILE NUMBER
                                                           1-13704
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                                                        CUSIP NUMBER

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                           NOTIFICATION OF LATE FILING

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
(Check One):   /X/ Form 10-K and Form 10-KSB    / / Form 20-F    / / Form 11-K  / / Form 20-K
               / / Form 10-Q and Form 10-QSB    / / Form N-SAR
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    For Period Ended: March 31, 1998
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/ / Transition Report on Form 10-K      / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F      / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

    For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant Prologic Management Systems, Inc.
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Former name if applicable
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Address of Principal Executive Office (Street and Number)
                          2030 East Speedway Boulevard
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City, State and Zip Code Tucson, Arizona  85719
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On April 29, 1998, Prologic Management Systems, Inc. engaged Arthur Andersen LLP as its independent public accountant to audit its financing statements, commencing with its fiscal year ending March 31, 1998. As a result of the late engagement, audit field work (which is required at the Company's Arizona, California and Minnesota facilities) began later than normally scheduled and will not be completed by the date the filing on Form 10-KSB is due.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

        William Wallin                (520)                        320-1000
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           (Name)                  (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  /X/ Yes / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  / / Yes /X/ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        PROLOGIC MANAGEMENT SYSTEMS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  June 29, 1998             By  /s/  William Wallin, Chief Financial Officer
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